ARNOLD & PORTER

Arturo Caraballo
Arturo_Caraballo@aporter.com
202.942.5154
202.942.5999 Fax
555 Twelfth Street, NW
Washington, DC 20004-1206

03050678

May 21, 2003

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of Corporación EDC, C.A. (#82-4914)

Ladies and Gentlemen:

In connection with the exemption of Corporación EDC, C.A. ("CEDC") under Rule 12g3-2(b) (the "Rule") under the Securities and Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of CEDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of CEDC's "2002 Annual Report" and a press release relating to CEDC's operating profits, which were disseminated to the shareholders of CEDC on February 17, 2003. We are also enclosing English and Spanish versions of CEDC's "First Quarter 2003" report, which was disseminated to the shareholders of CEDC on May 5, 2003.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

5/27

Enclosures

#82-4914

Corporación EDC

una empresa AES

Informe Anual, 2002

I. REPORTE A LOS ACCIONISTAS

Resultados del Año 2002

Corporación EDC, C.A. y Compañías Filiales (CEDC) anunció sus resultados al 31 de diciembre de 2002.

La utilidad operativa antes de depreciación que registró la CEDC representa una mejora de 66,5% con respecto al año anterior.

Sin embargo, estas mejoras no lograron compensar las pérdidas por más de 211.5 millones de dólares, atribuibles al efecto combinado del impacto de la devaluación de 85% del bolívar frente al dólar y los eventos no recurrentes tales como la venta de acciones de CANTV y la provisión por posible pérdida en la inversión en Convergence Communications Inc. Estos últimos, como parte de la estrategia de la Corporación de concentrar sus inversiones en actividades no reguladas del negocio de electricidad en Venezuela. Para el cierre del año 2002, CEDC registró una pérdida neta de Bs. 215.5 millardos.

A continuación se presenta un resumen de estos resultados así como las actividades desarrolladas en 2002.

Resumen de Resultados Operativos

	CEDC	
En Millones de Bolivares constantes	**Ene-Dic 02**	**Ene-Dic 01**
Ingresos de Operación	120.212	99.214
Gastos de Operación	(53.748)	(60.716)
EBITDA	**66.464**	**38.498**
Margen EBITDA	**55,29%**	**38,80%**

Utilidad sin efecto de Devaluación y gastos no recurrentes	**48.394**	**46.431**

Diferencia en Cambio	(160.630)	(14.067)
Provisión por pérdida en CCI	(45.978)	
Pèrdida en venta de CANTV	(57.269)	
Utilidad (Pérdida) Neta	**(215.483)**	**32.364**

- Incremento del Margen de EBITDA de 73%.
- Ventas de energía al sistema de Paraguaná por 554 GWh.
- Devaluación del bolívar frente al dólar de 85%.
- Provisión por pérdida en inversión en Convergence Communications, Inc (CCI).
- Pérdida por la venta efectuada de la inversión en CANTV.

Eventos No Recurrentes

Venta de acciones de CANTV

- El 20 de marzo de 2002, Corporación EDC anunció que su subsidiaria Inversiones Inextel, C.A. vendió en una sola transacción 7.179.312 ADS de la Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), a un precio de US$ 12,75 por ADS, por un total de US$ 91,5 millones. La inversión en CANTV se había realizado a través del proceso de privatización de esta empresa que llevó a cabo el Estado venezolano en 1991 y por vía de participación de un 16% en el consorcio VenWorld Telecom.
- Las pérdidas incurrida por la diferencia en el valor en libros y el precio de venta US$ 57,2 MM.

Provisión por pérdida por inversión en Convergence Communications Inc.

- Durante el año, CEDC decidió realizar una provisión de Bs 46 millardos (US$ 39,8MM), lo cual representa 100% de la inversión en Convergence Communications, Inc. CCI es una empresa estadounidense con subsidiarias en México, Centroamérica y el Caribe, a través de las cuales ofrece servicios de Internet, transmisión de datos y televisión por cable. CEDC adquirió 14,9% de CCI así como también 32,6% de participación en las operaciones de CCI en El Salvador durante el segundo semestre de 1999.

Resumen de Actividades

GENEVAPCA Aporta energía a la Península de Paraguaná

- GENEVAPCA —la filial de CEDC que suple de electricidad y vapor al Centro de Refinación Paraguaná de PDVSA— contribuyó a minimizar la carencia de energía eléctrica en la península de Paraguaná, al aportar 554GWh a esa región, lo que equivale a 70% de la demanda de la zona.

Servicio de Atención Comercial Integral a Clientes

Administradora Serdeco

- En 2002 Administradora Serdeco inició un proceso de reestructuración a fin de ampliar la gama de servicios a sus clientes; mejorar y ampliar el centro de atención telefónica integral para reducir el tiempo de atención al cliente a menos de 30 segundos, en más del 80% de las llamadas, y facilitar a los clientes la consulta de saldos y notificación de averías .

- Así mismo, se dio inicio a la implementación del nuevo plan de atención al cliente, el cual incrementará en corto plazo, los puntos de recepción de pagos de los servicios de electricidad, aseo urbano, rentas municipales y PDVSA-Gas.

Manejo Inteligente de la Energía

- Continuando con las innovaciones, CEDC creó el servicio "Smart Power" dirigido a clientes industriales y comerciales, que combina el uso de tecnología de punta con el apoyo de personal experto. Con "Smart Power", vía Internet los clientes pueden hacer un manejo inteligente de su consumo de energía, monitorear la red eléctrica y disponer de asesoría personalizada que les permitirá minimizar sus costos operativos.

Nuevos Nombramientos:

- Julián Nebreda quien se desempeñaba como Vicepresidente de Finanzas de la EDC, fue designado por AES como Group Manager para la República Dominicana a partir del 6 de febrero de 2003. Como nuevo Vicepresidente ha sido designado Manuel Pérez, quien lleva en la empresa mas de cuatro años, tiempo en el cual se ha desempeñado como Gerente de Financiamiento y Tesorero Corporativo.
- Así mismo, se reincorporó a Salomón Magán como Vicepresidente de Gestión del Negocio.

Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela. Los mismos han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de diciembre de 2002.

La tasa de cambio para el cierre del cuarto trimestre del 2002 fue 1.403,00 bolívares/US dólar, y el tipo de cambio promedio para el período fue de 1.167,54 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre del cuarto trimestre de 2002 fue 303,46 y el IPC promedio para el período enero-diciembre fue de 268,63.

Corporación EDC, filial de the AES Corporation, está focalizada en negocios de electricidad no regulados en Venezuela y de telecomunicaciones y servicios en Venezuela el exterior. Cada acción de la CEDC se transa en conjunto con una acción de la C.A. La Electricidad de Caracas en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 33 países.
AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable.

Agradeceremos dirigir sus preguntas o comentarios relacionados con éste reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: info@edc-ven,com

II. ESTADOS FINANCIEROS

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS
(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de diciembre de 2002)

	2001 Ene-Dic Bs.	2002 1er Trim Bs.	2002 2do Trim Bs.	2002 3er Trim Bs.	2002 4to Trim Bs.	2002 Ene-Dic Bs.	2002 Ene-Dic US$
Ingresos de Operación	99.214	24.052	31.121	23.310	41.728	120.212	85,68
Gastos de Operación	(60.717)	(8.455)	(12.376)	(3.992)	(28.926)	(53.749)	(38,31)
EBITDA	**38.497**	**15.597**	**18.745**	**19.319**	**12.802**	**66.463**	**47,37**
MARGEN EBITDA	**38,80%**	**64,85%**	**60,23%**	**82,88%**	**30,68%**	**55,29%**	**55,29%**
Depreciación y Amortización	(24.531)	(5.228)	(3.045)	(8.422)	(6.643)	(23.339)	(16,64)
EBIT	**13.966**	**10.370**	**15.700**	**10.896**	**6.158**	**43.124**	**30,74**
MARGEN EBIT	**14,08%**	**43,11%**	**50,45%**	**46,75%**	**14,76%**	**35,87%**	**35,87%**
Otros Ingresos y (Gastos) Neto	45.542	(46.971)	(62.912)	5.450	(3.812)	(108.245)	(77,15)
Intereses y Gastos Financieros	(32.082)	(10.055)	(15.158)	(13.848)	4.070	(34.991)	(24,94)
Intereses Ganados	10.865	28	1.511	97	3.706	5.342	3,81
Diferencia en Cambio Neta	(14.067)	4.231	(123.748)	(24.988)	(16.127)	(160.633)	(114,49)
UTILIDAD (PÉRDIDA) ANTES DEL REI, PROVISIÓN PARA IMPUESTOS, PARTICIPACIÓN DE COMPAÑÍAS NO CONSOLIDADAS E INTERÉS MINORITARIO	**24.224**	**(42.398)**	**(184.608)**	**(22.392)**	**(6.004)**	**(255.403)**	**(182,04)**
Resultado por Exposición a la Inflación	26.894	10.487	13.536	19.267	10.334	53.624	38,22
Provisión para Impuesto	(11.745)	(1.890)	(1.372)	(203)	(8.629)	(12.094)	(8,62)
Participación de Compañías no Consolidadas	(4.885)	0	38	(1.835)	1.797	0	0,00
Interés Minoritario	(2.124)	2.357	(2.947)	(172)	(848)	(1.610)	(1,15)
UTILIDAD (PÉRDIDA) NETA	**32.364**	**(31.445)**	**(175.351)**	**(5.336)**	**(3.350)**	**(215.483)**	**(153,59)**
MARGEN UTILIDAD (PÉRDIDA) NETA	**32,62%**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**
UTILIDAD (PÉRDIDA) NETA POR ACCION	10,36	(10,07)	(56,13)	(1,71)	(1,07)	(68,98)	(0,049)
UTILIDAD (PÉRDIDA) NETA POR ADR	517,99	(503,28)	(2.806,52)	(85,40)	(53,62)	(3.448,83)	(2,458)
ACCIONES EN CIRCULACION*	3.124	3.124	3.124	3.124	3.124	3.124	3.124

* Promedio ponderado 12 meses

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de diciembre de 2002)

	2001 31 Diciembre	2002 31 Diciembre
ACTIVO		
Activo Circulante	109.661	62.540
Efectivo y Equivalente de Efectivo	37.004	13.409
Propiedades, Planta y Equipos, neto	325.558	342.837
Inversiones	159.562	4.919
Cargos Diferidos y otros activos	16.562	11.936
Total Activo	**611.343**	**422.232**
PASIVO Y PATRIMONIO		
Pasivo Circulante	391.855	377.620
Préstamos y sobregiros bancarios	24.666	31.289
Porción corriente deuda LP	1.454	1.755
Deuda a Largo Plazo	5.561	4.639
Otros Pasivos	2.702	580
Intereses Minoritarios	6.546	3.726
Patrimonio	204.679	35.667
Total Pasivo y Patrimonio	**611.343**	**422.232**
Deuda Financiera C P / Deuda L P	4,70	7,12
Patrimonio / Activo Total	33,48%	8,45%
Deuda Financiera / Capitalización Total	13,40%	51,37%

Corporación EDC

I. SHAREHOLDERS REPORT

Results for the year 2002

Corporación EDC, C.A. y Compañías Filiales (CEDC) released its financial results as of December 2002.

CEDC´s 2002 operating earnings before depreciation increased 66.5% with respect to the previous year.

However, these improvements have not managed to compensate for the US$211.5 million in losses, which can be attributed to the combined effect of the impact of the 85% devaluation of the bolivar against the US dollar and to non-recurent events, such as the sale of CANTV shares and the provision for a potential loss in the Convergence Communications Inc. investment. These measures are part of CEDC's strategy of concentrating on non-regulated activities in the Venezuelan electricity sector. At year-end 2002, CEDC recorded a Bs.215.5 billion loss.

Summary of Operating Results

	CEDC	
In millions of constant Bolivars	Jan- Dec 02	Jan- Dec 01
Operating Revenues	120.212	99.214
Operating Expenses	(53.749)	(60.717)
EBITDA	**66.463**	**38.497**
EBITDA Margin	**55,29%**	**38,80%**
Income excluding Devaluation effect and extraordinary items:	**48.397**	**46.431**
Net Exchange Gain (Loss)	(160.633)	(14.067)
Provision for Loss in CCI, investment	(45.978)	
Loss on sale of CANTV shares	(57.269)	
Net Income (Loss)	**(215.483)**	**32.364**

- A 73% increase in the EBITDA margin for the quarter.
- GWh 554 in sales to the Paraguaná system throughout 2002.
- An 85% devaluation of the bolivar during the year.
- Provision for a loss in Convergence Communications, Inc (CCI) investment.
- Loss in sale of CANTV investment.

Non-recurrent Events

Sale of Compañía Anónima Nacional de Teléfonos (CANTV) stock

- On March 20, 2002, Corporación EDC announced that its subsidiary Inversiones Inextel, C.A. had sold 7,179,312 CANTV ADSs in a single transaction. The price per ADS was US$12.75, for a total of US$91.5 million. The CANTV investment had been made through a 16% share in the VenWorld Telecom consortium when the Venezuelan government privatized CANTV in 1991.
- The incurred losses between the book-value and the sale price of the CANTV investment was US $57.2 Million.

Provision for Investment in Convergence Communications (CCI)

- In 2002 CEDC decided to make a Bs.46 billion (US $ 39.8 MM) provision, which represents 100% of its investment in Convergence Communications, Inc. (CCI). The latter is a US-based company with subsidiaries in Mexico, Central America and the Caribbean. It provides Internet, data transmission and cable television services. In the second half of 1999, CEDC had acquired a 14.9% share of CCI and a 32.6% share of CCI operations in El Salvador.

Summary of Activities

GENEVAPCA Provides Energy to the Paraguaná Peninsula

- In 2002 Generación de Energía y Vapor (GENEVAPCA), a CEDC affiliate, in addition to meeting its commitment with PDVSA's Paraguaná Refinery Complex, helped minimize energy shortages throughout the peninsula where its plant is located. It contributed a total of 554 GWh, equivalent to 70% of the region's demand.

Comprehensive Commercial Customer Service

Serdeco

- In 2002 Administradora Serdeco launched a restructuring program with the aim of increasing its range of customer services by improving and broadening its Call Center. This resulted in a 30-second reduction in over 80% of the calls coming into the Call Center. It is now easier for customers to consult their payment status, notify any problems and specify their claims.
- Serdeco also began implementing a new Customer Care Service, which will shortly increase the number of payment points for electricity, gas, municipal taxes and trash collection clients. Our customers will thus have more options to complete their payments.

Intelligent Energy Management

As a way to continue implementing innovations, CEDC created the new "Smart Power" service designed for industrial and commercial customers. The service combines the use of state-of-the art technology and the use of expert personnel. With "Smart Power," customers can manage their energy consumption, monitor their electrical network and profit from personalized advice, all of which will allow them to minimize their operating costs.

Subsequent Events

Latest Appointments

Julián Nebreda, former EDC Vice President of Finance (CFO), was appointed Group Manager for the Dominican Republic Business Group starting on February 6, 2003. Manuel Pérez, EDC's Corporate Treasurer and Financing Manager for the past four years, has been appointed to replace him as CFO.

In addition, Salomon Magán has rejoined the company as Vice President for Business Planning & Performance.

The results presented in this report have not been audited and were derived according to the Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan National Securities Commission. These results have been adjusted to reflect the effects of inflation following the aforementioned norms and are presented in constant bolivars as stated on December 31, 2002.

The exchange rate at yea-rend 2002 was 1,403.00 bolivars per US dollar and the average exchange rate was 1,267.54 bolivars per US dollar. The 1997-based IPC (Consumer Price Index) for the end of 2002 was 303.46 and the average IPC for the January-December period of that same year was 268.63.

Corporación EDC, an AES Corporation affiliate, focused on the non-regulated power supply business in Venezuela and the telecommunications and service businesses in Venezuela and abroad. Each share of EDC is transacted in Venezuela's Bolsa de Valores de Caracas (Caracas Stock Exchange) in conjunction with one share of CEDC. The American Depositary Receipt (ADR) of the Group is dealt in the United States on the "over-the-counter" market, under the symbol : "ELDAY".

The company's main stockholder, AES, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 33 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.

We appreciate any question or commentary related to this report to be brought to the attention of Investor Relations, through the following email: info@edc-ven.com

II. FINANCIAL STATEMENTS

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT
(Based on unaudited financial statements and expressed in millions of constant bolivars as of December 31, 2002)

	2001 Jan-Dec Bs.	2002 1Q Bs.	2002 2Q Bs.	2002 3Q Bs.	2002 4Q Bs.	2002 Jan-Dec Bs.	2002 Jan-Dec US$
Operating Revenues	99.214	24.052	31.121	23.310	41.728	**120.212**	85,68
Operating Expenses	(60.717)	(8.455)	(12.376)	(3.992)	(28.926)	**(53.749)**	(38,31)
EBITDA	**38.497**	**15.597**	**18.745**	**19.319**	**12.802**	**66.463**	**47,37**
EBITDA MARGIN	**38,80%**	**64,85%**	**60,23%**	**82,88%**	**30,68%**	**55,29%**	**55,29%**
Depreciation and Amortization	(24.531)	(5.228)	(3.045)	(8.422)	(6.643)	**(23.339)**	(16,64)
EBIT	**13.966**	**10.370**	**15.700**	**10.896**	**6.158**	**43.124**	**30,74**
EBIT MARGIN	**14,08%**	**43,11%**	**50,45%**	**46,75%**	**14,76%**	**35,87%**	**35,87%**
Other Income and (Expenses) Net	45.542	(46.971)	(62.912)	5.450	(3.812)	**(108.245)**	(77,15)
Interest and Financial Expenses	(32.082)	(10.055)	(15.158)	(13.848)	4.070	**(34.991)**	(24,94)
Interest Earned	10.865	28	1.511	97	3.706	**5.342**	3,81
Net Exchange Gain (Loss)	(14.067)	4.231	(123.748)	(24.988)	(16.127)	**(160.633)**	(114,49)
INCOME (LOSS)BEFORE TAXES, EXPOSURE TO INFLATION, MINORITY INTEREST AND EQUITY IN AFFILIATES	**24.224**	**(42.398)**	**(184.608)**	**(22.392)**	**(6.004)**	**(255.403)**	**(182,04)**
Result of Exposure to Inflation	26.894	10.487	13.536	19.267	10.334	**53.624**	38,22
Provision for Income Tax	(11.745)	(1.890)	(1.372)	(203)	(8.629)	**(12.094)**	(8,62)
Equity Participation in Unconsolidated Affiliates	(4.885)	0	38	(1.835)	1.797	**0**	0,00
Minority Interests	(2.124)	2.357	(2.947)	(172)	(848)	**(1.610)**	(1,15)
NET INCOME (LOSS)	**32.364**	**(31.445)**	**(175.351)**	**(5.336)**	**(3.350)**	**(215.483)**	**(153,59)**
NET MARGIN (LOSS)	**32,62%**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**
NET INCOME (LOSS) PER SHARE	10,36	(10,07)	(56,13)	(1,71)	(1,07)	**(68,98)**	(0,049)
NET INCOME (LOSS) PER ADR	517,99	(503,28)	(2.806,52)	(85,40)	(53,62)	**(3.448,83)**	(2,458)
SHARES OUTSTANDING*	3.124	3.124	3.124	3.124	3.124	**3.124**	3.124

*Twelve-month weighted average

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of December 31, 2002)

	2001 31 December	2002 31 December
ASSETS		
Current Assets	109.661	62.540
Cash and Cash Equivalents	37.004	13.409
Property, Plant and Equipment, net	325.558	342.837
Investments	159.562	4.919
Deferred Charges and other assets	16.562	11.936
Total Assets	**611.343**	**422.232**
LIABILITIES AND EQUITY		
Current Liabilities	391.855	377.620
Bank Loans and Overdrafts	24.666	31.289
Current Portion of Long Term Debt	1.454	1.755
Long Term Debt	5.561	4.639
Other Liabilities	2.702	580
Minority Interests	6.546	3.726
Equity	204.679	35.667
Total Liabilities and Equity	**611.343**	**422.232**
Short Term Debt/Long Term Debt	4,70	7,12
Equity/Total Assets	33,48%	8,45%
Financial Debt/Total Capitalization	13,40%	51,37%

Corporación EDC
una empresa AES

**UTILIDAD OPERATIVA
DE CEDC MEJORÓ 73% EN 2002**

(Caracas, 17 de febrero de 2003) Corporación EDC anunció este lunes los resultados financieros de 2002, los cuales reflejan una mejora de la utilidad en operaciones de 73% y una reducción de costos de 11%, en comparación con 2001.

La información la suministró el vicepresidente de Finanzas de CEDC, Manuel Pérez, quien agregó que, sin embargo, estas mejoras no lograron compensar las pérdidas no recurrentes por más de 211,5 millones de dólares. Según explicó Manuel Pérez, estas pérdidas son atribuibles al efecto combinado del impacto de la devaluación de 85% del bolívar frente al dólar por una parte, y a los eventos no recurrentes tales como la venta de acciones de CANTV y la provisión sobre el 100% en la inversión en Convergence Communications Inc.

Estos últimos eventos responden a la estrategia de la Corporación de concentrar sus inversiones en actividades no reguladas del negocio de electricidad en Venezuela. Para el cierre de 2002, CEDC registró una pérdida neta de 215,5 millardos de bolívares.

Manuel Pérez destacó que en 2002 Genevapca —la filial de CEDC que suple de electricidad y vapor al Centro de Refinación Paraguaná de PDVSA— contribuyó a minimizar la carencia de energía eléctrica en la península de Paraguaná, al aportar más de medio millón de megavatios hora a esa región, lo que equivale a 70% de la demanda de la zona.

Igualmente, al cierre de 2002 los ingresos por servicios de Administradora Serdeco totalizaron 17,8 millardos de bolívares, lo que representa un incremento de 20.2% en relación con 2001.

82-4914

Corporación EDC

una empresa AES

CEDC OPERATING PROFITS GREW 73% IN 2002

(Caracas, February 17, 2003) – Last Monday, Corporación EDC released its 2002 financial results, which reflect a 73% improvement in operating profits and an 11% reduction in costs as compared to 2001.

This information was provided by CEDC Vice President of Finance Manuel Pérez, who added that, however, these improvements could not compensate the non-recurrent losses for US$ 211.5 million. According to Manuel Pérez, these losses stem from the combined effect of the impact of an 85% devaluation of the bolivar against the US dollar, the sale of CANTV investment and the 100% provision for loss in the Convergence Communications Inc. investment.

These non-recurrent events are part of CEDC's strategy of concentrating investment in non-regulated activities in the Venezuelan electricity sector. At yearend 2002, CEDC recorded a net loss of Bs. 215.5 billion.

Pérez highlighted that. In 2002, Genevapca –the CEDC affiliate that supplies electricity and steam to the Paraguana Refinery Complex- helped to minimize the shortage of electricity in the peninsula as a whole by contributing over half a million MWh to ths region (70% of the area's demand).

Additionally, at yearend 2002, Administradora Serdeco income from services totaled Bs. 17.8 billion, a 20.2% increase with respect to 2001.

Corporación EDC
una empresa AES

First Quarter 2003

Corporación EDC, C.A. (CEDC) & Subsidiaries Announces First Quarter 2003 Results

CEDC had a Net Profit of Bs.400 million and a EBITDA of Bs.20.3 billion. These results correspond to the policy adopted by the Corporation of focusing on non-regulated activities of the electricity business.

Highlights

- Net Profits totaled Bs.400 million for the first quarter of 2003.
- Operating Expenses amounted to Bs.6.2 billion for the first quarter of 2003, a 32.85% decrease with respect to the same period in 2002.
- EBITDA rose by 21.15% as compared to the same period of the previous year, standing at Bs.20.3 billion.
- In the Paraguaná Peninsula, energy sales, through CEDC subsidiary Genevapca, increased by 51% with respect to the same period in 2002, totaling 83 GWh as of March 31, 2003.

	CEDC		
In Millions of Constant Bolivars	1T 02	1T 03	Var
Operating Income	25.935	26.464	2,04%
Operating Expenses	(9.177)	(6.162)	-32,85%
EBITDA	16.758	20.302	21,15%
EBITDA Margin	64,62%	76,72%	18,73%

External Factors impacting on CEDC results

- General strike from December 2nd , 2002, to February 3rd, 2003.
- Oil production totaled 1.437 mbpd during the quarter
- Economic activity contracted
- A 14% devaluation of the bolivar
- A lag between the Wholesale Price Index (64%) and the Consumer Price Index (35%)

Business Development

GENEVAPCA

GENEVAPCA, the CEDC affiliate that supplies electricity and steam to Pdvsa's Paraguana Refinery Complex, helped to minimize the shortage of electrical energy in the Paraguana Peninsula by supplying 183 GWh to that region. This amount was 51% higher than the supply for the same period in 2002.


GWh
190
180
170
160
150
140
130
120
110
100
121
156
113
164
183
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03

GENEVAPCA 's electricity sales amounted to 298.778 MWh and sales of steam totaled 160,629 metric tons.

Administradora SERDECO,C.A.

- In the first quarter of 2003, Administradora Serdeco, C.A. continued to implement its reorganization plan, which had been launched at the start of 2002. The aim of this plan is to improve and expand the capacity of its call center and keep customer attention time periods below 30 seconds for more than 80% of all calls.
- During the first quarter of this year, the company issued joint notifications to its customers, through which all the bills generated by the various services invoiced by Administradora Serdeco are included in one envelope. This represented savings of Bs.22.05 million as of March 31 because these notices and customer service are now made by a single contact. Yearly cost reduction in this area is estimated at Bs.1 billion.
- In addition, and in line with improvements in customer service, the number of payment points for electricity, garbage collection, municipal taxes and Pdvsa-Gas bills were increased.

smart power

In the area of innovations, the marketing and sales campaign of the Smart Power service was launched. This state-of-the-art technology allows industrial and commercial customers to manage their energy consumption in an intelligent manner. Customers can monitor their electrical network through the Internet and also enjoy the benefits of specialized advice, helping them to reach higher levels of operating efficiency. For more information, visit the web site: www.smartpower.com.ve

Annual Shareholders Meeting

The Annual Shareholders Meeting held on March 31st, 2003, approved the following items:

- CEDC Financial Statements for the 2002 fiscal year.
- Appointment of the new board of directors for 2003-2004. Most of the principal and alternate directors were ratified. Julian Nebreda was appointed principal director, and Jeffrey Safford and Joseph Brandt were appointed alternate directors.
- Resolving on the amount of authorized capital. .
- Election of the main internal auditors and their alternates for 2003-2004.

The results presented in this report have not been audited and were derived according to the Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan National Securities Commission of Venezuela. These results have been adjusted to reflect the effects of inflation according to the aforementioned accounting standards and are presented in bolivars as stated on March 31, 2003.

The exchange rate at the closing of the first quarter of 2003 was 1.600,00 bolivars per US dollar and the average exchange rate was 1.644,25 bolivars per US dollar. The 1997-based IPC (Consumer Price Index) for the end of the first quarter of 2003 was 331,97 and the average IPC for the January-March period of that same year was 324,57.

Corporación EDC is an AES Corporation affiliate. CEDC focuses on non-regulated electricity businesses in Venezuela and on telecom and service businesses in Venezuela and abroad. Each share of CEDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of C.A. La Electricidad de Caracas en la Bolsa de Valores de Caracas, C.A. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, CEDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 33 countries

AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.

Please address any questions or comments related to this report to Investor Relations, at the following email address: edcinversionistas@aes.com

Corporación EDC
una empresa AES

First Quarter 2003

Financial Statements

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2003)

	1Q02 Bs.	1Q03 Bs.	1Q03 US$.	1Q02 Vs 1Q03
Operating Revenues	25.935	26.464	16,09	2,04%
Operating Expenses	(9.177)	(6.162)	(3,75)	-32,85%
EBITDA	**16.758**	**20.302**	**12,35**	**21,15%**
EBITDA MARGIN	**64,62%**	**76,72%**	**76,72%**	**18,73%**
Depreciation and Amortization	(5.394)	(5.228)	(3,18)	-3,08%
EBIT	**11.364**	**15.074**	**9,17**	**32,65%**
EBIT MARGIN	**43,82%**	**56,96%**	**56,96%**	
Other Income and (Expenses),Net	(51.356)	4.732	2,88	
Interest and Financial Expenses	(10.980)	(8.536)	(5,19)	-22,26%
Interest Earned	31	1.965	1,20	
Net Exchange Gain (Loss)	4.629	(15.195)	(9,24)	
INCOME (LOSS)BEFORE TAXES, EXPOSURE TO INFLATION, MINORITY INTEREST AND EQUITY IN AFFILIATES	**(46.312)**	**(1.960)**	**(1,19)**	**-95,77%**
Result of Exposure to Inflation	10.974	12.867	7,83	17,25%
Provision for Income Tax	(2.045)	(2.356)	(1,43)	15,21%
Discontinued Operations	-	-	-	
NET INCOME (LOSS)	**(34.395)**	**400**	**0,24**	**-101,16%**
NET MARGIN	**-132,62%**			
NET INCOME (LOSS)PER SHARE	(11,01)	0,13	0,000	
NET INCOME (LOSS) PER ADR	(550,50)	6,40	0,004	
SHARES OUTSTANDING *(millions)**	3.124	3.124	3.124	

*Twelve-month weighted average

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2003)

	2002 March 31	2003 March 31
ASSETS		
Current Assets	92.047	71.377
Cash and Cash Equivalents	11.035	1.778
Property, Plant and Equipment, net	287.035	316.741
Investments	1.350	1.315
Deferred Charges and other assets	142.596	67.186
Total Assets	**523.028**	**456.619**
LIABILITIES AND EQUITY		
Current Liabilities	268.611	400.569
Other Liabilities	15.215	16.634
Equity	239.202	39.416
Total Liabilities and Equity	**523.028**	**456.619**
Equity/Total Assets	45,73%	8,63%

82-4914

Corporación EDC

una empresa AES

Primer Trimestre, 2003

Corporación EDC, C.A. y sus Filiales (CEDC) anuncia sus resultados para el primer trimestre del año 2003

CEDC obtuvo Utilidad Neta de Bs. 400 millones y un EBITDA de Bs. 20,3 millardos. Estos resultados se corresponden con la política adoptada por la Corporación de concentrarse en actividades no reguladas del negocio eléctrico.

Aspectos Resaltantes

- Utilidad Neta alcanzó Bs. 400 millones para el primer trimestre del año 2003.
- Gastos Operativos resultaron en Bs. 6,2 millardos para el trimestre, disminuyendo en 32,85% comparado con el mismo período del año anterior.
- EBITDA aumentó en 21,15% comparado con el mismo período del año anterior, alcanzando a un monto de Bs. 20,3 millardos.
- Las ventas de energía a la Península de Paraguaná aumentaron en 51% con respecto al mismo periodo del año anterior, alcanzando un monto de 183 GWh al 31 de Marzo del 2003 a través de la filial Genevapca.

	CEDC		
En Millones de Bolívares constantes	1T 02	1T 03	Var
Ingresos de Operación	25.935	26.464	2,04%
Gastos de Operación	(9.177)	(6.162)	-32,85%
EBITDA	16.758	20.302	21,15%
Margen EBITDA	64,62%	76,72%	18,73%

Factores Externos que afectan los resultados de la Empresa

- Paro Cívico Nacional del 2 diciembre de 2002 al 3 de febrero de 2003.
- Producción Petrolera del trimestre alcanzó a 2.305 mb/d (fuente: www.OPEC.org)
- Caída de la Actividad Económica en más del 30% del PIB.
- Devaluación de 14% para finales del primer trimestre.
- Rezago de 29 puntos porcentuales entre el IPM y el IPC, siendo estos 64% y 35% respectivamente (anualizados).

Gestión del Negocio

GENEVAPCA

GENEVAPCA — la filial de CEDC que suple de electricidad y vapor al Centro de Refinación Paraguaná de PDVSA — contribuyó a minimizar la carencia de energía eléctrica en la península de Paraguaná, al aportar 183 GWh a esa región, lo que representa 51% superior con respecto al mismo periodo del año anterior.


GWh
190
180
170
160
150
140
130
120
110
100
121
156
113
164
183
1T 02
2T 02
3T 02
4T 02
1T 03

- Las ventas totales de energía eléctrica de GENEVAPCA ascendieron a 298.778 MWh y las de vapor a 160.629 TM.
- Genevapca cubre más del 70% de las necesidades de energía de toda la Península de Paraguana.

Administradora SERDECO, C.A.

- Durante el primer trimestre del 2003, Administradora Serdeco, C.A. continuó afianzando el plan de reorganización que dio inicio en el año 2002, el cual consta en mejorar y ampliar aún más la capacidad del centro de atención telefónica integral (Call Center), logrando atender el 85% de las 270.000 llamadas recibidas en menos de 30 segundos.

- Para este primer trimestre se realizó la notificación conjunta, la cual consiste en la agrupación de facturas generadas por los distintos servicios facturados por Administradora Serdeco y colocadas en un sobre único. De este modo se permitió un ahorro en la notificación y en atención al cliente en un solo contacto, lo cual significó una reducción de costos de Bs. 22,05 millones para el cierre de marzo. Se estima que habrá una reducción de costos en de 1 millardo de bolívares al año.

- De igual forma, alineado con el plan de mejoras en la atención al cliente, se aumentó el número de puntos de recepción de pagos de los servicios de electricidad, aseo urbano, rentas municipales y PDVSA-Gas

smart power

- En el campo de las innovaciones, se dio inicio al mercadeo y venta del servicio Smart Power para clientes industriales y comerciales por medio de tecnología de punta. Este servicio permite al cliente un manejo inteligente de su consumo de energía. A través de Internet, los clientes pueden monitorear la red eléctrica de su negocio y disponer adicionalmente de asesoría especializada que les permitirá alcanzar mayores niveles de eficiencia operativa. Para mayor información visite la página web: www.smartpower.com.ve

Asamblea General Ordinaria de Accionistas

En Asamblea realizada el 31 de marzo de 2003, los accionistas aprobaron los siguientes puntos:

- Estados financieros de CEDC correspondientes al ejercicio fiscal del año 2002.
- Designación de la Junta Directiva para el período 2003-2004, ratificándose la mayoría de los directores principales y suplentes. Se aprobó la incorporación de Julián Nebreda como director principal y la de los señores Jeffrey Safford y Joseph Brandt como directores suplentes.
- Resolución acerca del monto del capital autorizado.
- Elección de los comisarios principales y suplentes para el periodo 2003-2004.

Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela. Los mismos han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de marzo de 2003.

La tasa de cambio para el cierre primer trimestre del 2003 fue 1.600,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 1.644,25 bolívares/US dólar. El indice de precios al consumidor (IPC base

1997) para el cierre del primer trimestre de 2003 fue 331,97 y el IPC promedio para el periodo enero-marzo fue de 324,57.

Corporación EDC, filial de the AES Corporation, está focalizada en negocios de electricidad no regulados en Venezuela y de telecomunicaciones y servicios en Venezuela y el exterior. Cada acción de la CEDC se transa en conjunto con una acción de la C.A. La Electricidad de Caracas en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 33 países.
AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable.

Agradeceremos dirigir sus preguntas o comentarios relacionados con éste reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: edcinversionistas@aes.com

Corporación EDC

una empresa AES

Primer Trimestre, 2003

Estados Financieros

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de marzo de 2003)

	1T02 Bs.	1T03 Bs.	1T03 US$	1T03 Vs. 1T02
Ingresos de Operación	25.935	26.464	16,09	2,04%
Gastos de Operación	(9.177)	(6.162)	(3,75)	-32,85%
EBITDA	**16.758**	**20.302**	**12,35**	**21,15%**
MARGEN EBITDA	**64,62%**	**76,72%**	**76,72%**	**18,73%**
Depreciación y Amortización	(5.394)	(5.228)	(3,18)	-3,08%
EBIT	**11.364**	**15.074**	**9**	**32,65%**
MARGEN EBIT	**43,82%**	**56,96%**	**56,96%**	
Otros Ingresos y (Gastos) Neto	(51.356)	4.732	2,88	
Intereses y Gastos Financieros	(10.980)	(8.536)	(5,19)	-22,26%
Intereses Ganados	31	1.965	1,20	
Diferencia en Cambio Neta	4.629	(15.195)	(9,24)	
UTILIDAD (PERDIDA) ANTES DEL REI, PROVISIÓN PARA IMPUESTOS, OPERACIONES EN DISCONTINUACIÓN	**(46.312)**	**(1.960)**	**(1)**	**-95,77%**
Resultado por Exposición a la Inflación	10.974	12.867	7,83	17,25%
Provisión para Impuesto	(2.045)	(2.356)	(1,43)	15,21%
Operaciones en Discontinuación	2.988	(8.151)	(4,96)	
UTILIDAD (PÉRDIDA) NETA	**(34.395)**	**400**	**0,24**	**-101,16%**
MARGEN UTILIDAD NETA	**-132,62%**			
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	(11,01)	0,13	0,000	
UTILIDAD (PÉRDIDA) NETA POR ADR	(550,50)	6,40	0,004	
ACCIONES EN CIRCULACIÓN (Millones) *	3.124	3.124	3.124	

* Promedio ponderado 12 meses

Corporación EDC

una empresa AES

Primer Trimestre, 2003

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de marzo de 2003)

	2002 31 Marzo	2003 31 Marzo
ACTIVO		
Activo Circulante	92.047	71.377
Efectivo y Equivalente de Efectivo	11.035	1.778
Propiedades, Planta y Equipos, neto	287.035	316.741
Inversiones	1.350	1.315
Cargos Diferidos y otros activos	142.596	67.186
Total Activo	**523.028**	**456.619**
PASIVO Y PATRIMONIO		
Pasivo Circulante	268.611	400.569
Otros Pasivos	15.215	16.634
Patrimonio	239.202	39.416
Total Pasivo y Patrimonio	**523.028**	**456.619**
Patrimonio / Activo Total	45,73%	8,63%